<u>AQUEDUCT ENTERTAINMENT, LLC</u>

A FLORIDA LIMITED LIABILITY COMPANY

FIRST AMENDED OPERATING AGREEMENT

As of: 25TH day of FEBRUARY 2021

EIN: 46-2753183

<u>AQUEDUCT ENTERTAINMENT, LLC</u>
A FLORIDA LIMITED LIABILITY COMPANY
FIRST AMENDED OPERATING AGREEMENT

THIS FLORIDA LIMITED LIABILITY COMPANY FIRST AMENDED OPERATING AGREEMENT (the "Agreement") of **AQUEDUCT ENTERTAINMENT, LLC,** a FLORIDA LIMITED LIABILITY COMPANY (the "Company"), is made as of the 25TH day of FEBRUARY 2021, by and among the Initial Member and those persons (the "Members") set forth on *Exhibit A* hereto, as amended from time to time.

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, certain terms used in this Agreement shall be defined as follows:

(a) Additional Member. Additional Member shall mean any person, corporation, partnership, Limited Liability Company, trust, or other equity, other than an Initial Member, who or which is admitted to the Company as a Member or Member pursuant to the terms of this Agreement.

(b) Adjusted Asset Value. The Adjusted Asset Value with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Adjusted Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time distributed as determined by the Manager in its sole discretion.

(ii) The Adjusted Asset Value of any asset received as an in-kind distribution shall be the fair market value of such asset at the time distributed as determined by the Manager in its sole discretion.

(c) Affiliate. Any Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with a Member; any Person that is an officer, director, partner, Member, principal, manager, or trustee of or services in a similar capacity with respect to a Member, or any entity in which a Member, directly or indirectly through one or more intermediaries, is a partner, principal, shareholder, Member beneficiary or otherwise an owner. For all purposes of this Agreement, the term "control" and variations thereof shall mean possession of the authority to direct or cause the direction of the management and policies of the applicable entity, through the direct or indirect ownership of equity interests therein, by contract, voting trust or otherwise.

(d) Code. The Code, or the Internal Revenue Code, is the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law.)

(e) Fiscal Year. The Company's fiscal year shall be the period between date hereof and December 31, 2021, and for all years thereafter shall be the taxable year of the Company, which shall be the period commencing on January 1 of a year and ending on December 31 of the same year, unless otherwise required by law, except for the final taxable year of the Company which shall end on the effective date of dissolution of the Company.

(f) Former Member. Any Member who withdraws from the Company, or the estate or legal representative of any such Member shall be deemed a Former Member on and after the date of such withdrawal.

(g) Indemnified Party. Any Member who withdraws from the Company, or the estate or legal representative of any such Member shall be deemed a Former Member on and after the date of such withdrawal.

(h) Initial Member. The Initial Member shall mean the founding interest owner.

(i) Majority in Interest. A Majority in Interest shall mean more than 50% in VOTING interest of all Members.

(j) Manager or Member Manager. Manager or Member Manager shall mean one or more managers designated or elected pursuant to the terms of the Agreement. As of the effective date of the Agreement, William McConnell, and Douglas Swim or their successors are hereby designated as the Managers. Each Manager shall be referred to as a "**Managing Member**" or a "**Member Manager**".

(k) Member. Member shall mean each of those persons (including the Manager) set forth on Exhibit A, indicating an EQUITY interest ownership hereto as well as any Additional Members admitted indicating an EQUITY interest ownership as of a given time.

(l) Person. Person shall mean any individual, general partnership, limited partnership, joint venture, trust, business trust, Limited Liability Company, or other association or other form of business or legal entity.

(m) Profit or Loss. Profit or Loss shall be an amount computed for each Fiscal Year as of the last day thereof that is equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing profit or loss pursuant to this Section shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Company Income or Loss pursuant to the Section shall be subtracted from such taxable income or loss;

(iii) Gain or loss resulting from any disposition of a Company asset with respect to which gain, or loss is recognized for federal income tax purposes shall be computed by reference to the Adjusted Asset Value of the asset disposed of rather than its adjusted tax basis.

(iv) The difference between the gross fair market value of all Company assets and their respective Adjusted Asset Values shall be added to such taxable income or loss in the circumstances described in Section 1.1(b); and

(v) Upon distribution in kind, the gain or loss shall be added to or subtracted from (as the case may be) such taxable income or loss.

(n) Securities Act. Securities Act is the Securities Act of 1933, as amended.

(o) Tax Matters Members. The Tax Matters Member shall have the meaning set forth in Section 12.4. The Tax Matters Member is Douglas Swim.

(p) Tax Payments. Tax Payments shall have the meaning set forth in Section 9.6.

(q) Treasury Regulations. Treasury Regulations shall mean the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

ARTICLE 2

NAME, PURPOSES AND PLACE OF BUSINESS OF COMPANY

2.1 Organization: Company Name. Effective as of the 25th day of February 2021, the Manager has formed this FLORIDA LIMITED LIABILITY COMPANY pursuant to the State of Florida statutory laws and the Florida Department of State, Division of Corporations, (The "**Act**"). The Company shall conduct its activities under the name "AQUEDUCT ENTERTAINMENT, LLC."

2.2 Company Purpose. The primary purpose of the Company is to finance, develop, produce, market, and distribute one theatrical motion picture currently titled "*The Adversary*" (herein, the "Picture"). In addition, the Company shall have the power to engage in any lawful act or activity for which a LIMITED LIABILITY COMPANY may be organized under the laws of the State of Florida. The Company shall have the power to make and perform all contracts and to engage in all actions and transactions necessary or advisable to carry out the purposes of the Company, and all other powers available to it as a LIMITED LIABILITY COMPANY under the laws of the State of Florida.

2.3 Principal place of Business. The principal place of business of the Company shall be at 4232 SW 11 STREET, DEERFIELD BEACH, FL 33442 or at such other place or places as the Manager may from time to time determine.

2.4 Registered Agent and Office. The name of the registered agent for service of process of the Company and the address of the Company's registered office in the State of Florida shall be William McConnell, or such other agent or office in the State of Florida as the Manager may from time to time designate.

ARTICLE 3

PERIOD OF DURATION

3.1 Period of Duration. The Company shall continue operations and organization as previously filed with the Florida Department of State, Division of Corporations, as commenced on the 28th day of NOVEMBER 2011, upon the filing of the Articles of Organization of the Company and shall continue the Company as a Limited Liability Company until dissolved as provided in Section 10.1.

3.2 Events Affecting a Member. Except as provided in Section 11.1, the death, bankruptcy, withdrawal, insanity, incompetence, temporary or permanent incapacity, or dissolution of the Manager shall not dissolve the Company.

ARTICLE 4

MEMBERS

4.1 Names and Addresses. The names and addresses of the Members and the amount of their respective Equity Interest percentages are set forth on *Exhibit A* hereto. The Manager shall cause *Exhibit A* to be amended from time to time to reflect the admission of any Additional Member, the acceptance of an additional Contribution from a Member; the withdrawal of any Member, receipt by the Company of notice of any change of address of a Member, the change in any Member's Equity Interest Allocation Percentage, or the occurrence of any other event requiring amendment of *Exhibit A*.

The names and addresses of the Members and the amount of their respective Voting Interest percentages are set forth on *Exhibit B* hereto. The Manager shall cause *Exhibit B* to be amended from time to time to reflect the admission of any Additional Member; the withdrawal of any Member, receipt by the Company of notice of any change of address of a Member, the change in any Member's Voting Interest Allocation Percentage, or the occurrence of any other event requiring amendment of *Exhibit B*.

4.2 Investment Representation of the Members. This Agreement is made with each of the Members in reliance upon each Member's representation to the Company, which by executing this Agreement each Member hereby confirms, that its interest in the Company is to be acquired for investment, and not with a view to the sale or distribution of any part thereof, and has no present intention of selling, gaining participation in, or otherwise distributing the same, and each Member understands that its interest in the Company has not been registered under the Securities Act and that any transfer or other disposition of the interest may not be made without registration under the Securities Act or pursuant to an applicative exemption therefrom. Each Member further represents that it does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to such person, or to any third person, with respect to its interest in the Company.

4.3 Qualifications of the Equity Interest Members. Each Member represents that it is an "accredited investor" within the meaning of that term as defined in Regulations D promulgated under the Securities Act.

4.4 Admission of Members. Additional Members may be admitted to the Company only with the consent of the Manager which consent may be given or withheld in the Manager's sole discretion, and the receipt of the subscriber's Contribution. Each additional person admitted as a Member shall execute and deliver to the Company a subscription agreement and a counterpart of this Agreement and shall otherwise take such actions as the Manager shall deem appropriate in order for such additional Member to become bound by the terms of this Agreement.

4.5 Removal of a Member. In addition to the provisions of Section 10.1, a Member may be removed by the Manager if such Member breaches the representations and warranties made by such Member herein or the removal of such Member is in the best interests of the Company as determined by the Manager in its sole and absolute discretion.

4.6 Limitation of Liability. Each Member's liability shall be limited as set forth in this Agreement and applicable by law. A Member shall not be personally liable for any indebtedness, liability, obligation of the Company.

4.7 Priority. No Member shall have priority over any other Member, whether for Allocation of Profit, Loss, or Distribution, except as herein provided. This section 4.7 shall not apply to repayment of any loan or other indebtedness made by a Member to the Company.

4.8 Meetings of Members. Meetings of Members shall be held at the request of the Manager or a Majority in Interest of the voting interest Members, on such date and at such time and place, within or outside the

State of Florida, as designated from time to time by the Manager. Written notice stating the place, date, and time of, and the general nature of the business to be transacted at, a meeting of Members shall be given to each Member in the manner prescribed by Section 14.1 not less than 10 days nor more than 60 days before the date of such meeting.

ARTICLE 5

MANAGEMENT, DUTIES AND RESTRICTIONS

5.1 Management. Except as otherwise set forth herein, the Member Managers shall have the sole right to manage, control, and conduct the affairs of the Company and to do any and all acts on behalf of the Company, and to exercise all rights and powers of the Company. Third parties dealing with the Company may rely conclusively upon any certification or representation by the Member Manager to the effect that it is acting on behalf of, for, or in the name of the Company. The signature of the Member Manager shall be sufficient to bind the Company in any manner or on any agreement or document. No Member (other than the Member Managers) shall have any power or authority to act for or bind the Company.

5.2 No Exclusive Duty To The Company. The Managers shall not be required to manage the Company as its sole and exclusive function, as it and its officers, employers, agents, Members, and affiliates may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share in or participate in such other business interests or activities or to the income or proceeds derived therefrom. No Member shall incur liability to the Company or any other Member as a result of engaging in any other business interests or activities.

5.3 Restrictions on Transfers of Company Interests. No Member shall sell, assign, mortgage, pledge or otherwise dispose of such Member's interest in the Company or in its property except with the prior written consent of a Member Manager, which consent the Member Manager does not generally intend to grant.

5.4 Liability of Manager. Neither the Member Manager, nor its Members, officers, employees, or Affiliates (as defined below), or any Member shall be liable to any other Member or the Company for honest mistakes of judgment, or for action or inaction, taken in good faith, in each case, for a purpose that was reasonably believed to be in the best interest of the Company, or for losses due to such mistakes, action, inactions, or to the negligence of any employee, distributor, or other agent of the Company. The Member Manager and such persons may consult with counsel and accountants in respect of Company affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel as to the legality of such action or inaction, or as to the accounting treatment of any action or inaction taken in accordance with the advice or opinion of such accountants. Neither the Member Manager, nor its stockholders, officers, employees, or affiliates or any Member of the Company shall be liable to the Company or the Members for damages for any breach of duty to the Company or the Members unless (A) a judgment or other final adjudication adverse to such person establishes that their acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law, or such person personally gained in fact a financial profit or other advantage in which such person was not legally entitled, such person violated Section 5.1 or (B) required by the Act.

5.5 Determination by the Tax Matters Member. All matters concerning allocations, distributions, and tax elections (except as may otherwise be required by the income tax laws) and accounting procedures not expressly and specifically provided for by the terms of this Agreement shall be determined in good faith by the Tax Matters Member.

5.6 Indemnification.

(a) Neither any officer of the Company, the Member Manager nor any of its Affiliates (collectively, the "Indemnified party") shall be liable, responsible, or accountable in dames or otherwise to the Company or any Member for any loss, liability, damage, cost or expense incurred by the Company or such Member by reason of any act, omission, activity or conduct by an Indemnified Party (either on behalf of the Company or in the furtherance of the interest of the Company) in good faith, in a manner reasonably believed by such person to be within the scope of the authority granted to such person by this Agreement or by law or by the consent of the Members, and in the best interests of the Company, provided that the Indemnified Party's act, omission, activity,

or conduct did not constitute gross negligence, willful misconduct, or breach of fiduciary duty.

(b) The Company, out of its assets to the fullest extent permitted by applicable law, shall indemnify, defend, and hold harmless an Indemnified Party from and against any loss inability, damage, cost and expense (including attorneys' and accountants' fees and expenses incurred in defense of any demands, claims and lawsuits) actually and reasonably incurred by the indemnified Party arising from acts, omissions, activities, or conduct concerning the business or activities undertaken on behalf of the Company, including without limitation any demands claims, or lawsuits initiated by a Member or assignee thereof, unless a court of competent jurisdiction upon entry of final judgment shall be other than counsel to the Company or the Member Manager or Affiliate, shall find (or, if no final judgment shall be entered, independent legal counsel, who shall be other than counsel to the Company or the Member Manager or Affiliate, shall in writing opine) that such loss, liability, damage, cost or expense arose out of an act, omission activity or conduct of the Indemnified Party which constituted willful misconduct, gross negligence, or breach of fiduciary duty and such act, omission, activity, or conduct was not done in good faith, in the reasonable belief that it was within the scope of the authority granted to the Indemnified Party by this Agreement or by law or by the consent of the Members and was not in the best interests of the Company. Notwithstanding the foregoing, no indemnification of any Indemnified Party by the Company shall be permitted for any loss, liability, damage cost or expense resulting from liabilities incurred for violations of federal or state securities laws. The Indemnified Party shall be indemnified for settlements and related expenses of lawsuits alleging securities law violations and for expenses incurred in successfully defending such lawsuits, provided that a court, after having been apprised as to the current position of the securities and Exchange Commission and any other applicable state securities or blue sky regulatory authority regarding indemnification of violations of securities laws, either (i) approves the settlement and finds the indemnification of the settlement and related costs should be made, or (ii) approves indemnification of litigation costs if a successful defense is made.

Expenses incurred in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described above shall be paid by the Company from time to time in advance prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Indemnified party thereof, as applicable, that such amount shall be repaid by the Indemnified Party to the Company if it shall be ultimately determined that the Indemnified Party shall not be entitled to indemnification under this Section 5.6(b).

All rights to indemnification and payment attorneys' and accountants' fees and expenses shall not be affected by the termination of the Company or the withdrawal, insolvency, dissolution, liquidation, or termination of the Member Manager.

The Company shall not incur the cost of the portion of any liability insurance which insures the Indemnified Party for any liability as to which the Indemnified Party is prohibited from being indemnified hereunder; provided, however, that nothing contained herein shall preclude the Company from purchasing and paying for such types of insurance, including extended coverage liability as would be customary for any person owning comparable assets and engaged in similar business, or from naming the Indemnified party as additional named insured parties thereunder.

(c) In the event that the Company shall be made a party to any claim, demand, dispute, or litigation or otherwise shall incur any loss, liability, damage, cost, or expense as a result of or in connection with any Member's (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Company for such loss, liability, damage, cost, and expense to which the Company shall become subject (including attorneys and accountants' fees).

(d) The rights granted in this Section 5.6 shall survive the liquidation and dissolution of the Company for a period of five (5) years.

ARTICLE 6

ALLOCATIONS

6.1 Allocations of Profit or Loss. Except as hereinafter provided in this Article 7, Profit or Loss for each Fiscal Year shall be allocated to the Members' as follows:

(a) Profit.

(i) *Priority of Distributions*. Distributions by the Company will be made in the following order of priority:

(1) First, Seventy-Five Percent (75%) to all equity only Interest Members (not including the Managing Members) pro rata according to their respective Capital Accounts and Twenty-Five Percent (25%) to the Managing Member(s) until each Managing Member has received distributions equal to One Hundred Twenty Percent (120%) of its aggregate investment in the Company; and

(2) *Thereafter*, Fifty Percent (50%) to the equity Interest *Members* (not including the Managing Members) pro rata according to their respective Capital Accounts and 50% to the Managing Members.

(b) The Managing Members, in their joint and sole discretion, may permit certain Members to receive distributions on different terms than that of other Members provided such terms are not averse to the other Members.

Prior to the termination of the Company, distributions, if any, will be in cash or marketable securities. Upon termination of the Company, distributions may also include in-kind property distribution; and

(c) Loss. Loss for each Fiscal Year shall be allocated:

(i) First, to the Members in proportion to their Interest Allocation Percentages to the extent that the aggregate Profit allocated pursuant to Section 7.1(a)(ii) for the current Fiscal Year and all prior Fiscal Years to each Member exceeds the aggregate Loss allocated pursuant to this Section 7.1(b)(i) for the current Fiscal Year and all prior Fiscal Years; and

(ii) Thereafter, one hundred percent (100%) to the Interest Accounts of all Members in proportion to their respective Interest Allocation Percentages.

6.2 Income Tax Allocations. Except as otherwise provided in this section or as otherwise required by the Code and the rules and Treasury Regulations promulgated thereunder, a Member's distributive share of Company income, gain, loss, deduction, or credit for income tax purposes shall be the same as it entered to the Members pursuant to this Agreement.

ARTICLE 7

EXPENSES

7.1 Expenses.

(a) The Company shall pay all of its ordinary administrative and operational expenses. The Company shall also bear expenses incurred by the Tax Matters Member in its capacity as such, the cost of liability and other insurance premiums, all out-of-pocket expenses of preparing and distributing reports to Members, out-of-pocket costs associated with Company meetings, all legal and accounting fees relating to the Company and its activities, the costs and expenses arising out of the Company's indemnification obligations pursuant to this Agreement, and all expenses that are not normal operating expenses. The Company shall be obligated to pay any extraordinary expenses it may incur, including, without limitations, the expense of any non-recurring litigation.

(b) The Company shall bear all organizational costs, fees, and expenses incurred by or on behalf of the Member Manager in connection with the formation and organization of the Company, including legal and accounting fees and expenses incident thereto.

(c) The Company shall bear all liquidation costs, fees, and expenses incurred by the Member Manager (or its designee) in connection with the liquidation of the Company at the end of the Company's term, specifically including but not limited to legal and accounting fees and expenses.

ARTICLE 8

DISTRIBUTIONS TO AND WITHDRAWALS BY MEMBERS

8.1 Interest. No interest shall be paid to any Member for trade for property or work or any Intellectual Property thereof.

8.2 Withdrawals by Members. Except as provided herein, no Member may withdraw any amount from the Company without the consent of the Manager.

8.3 Members' obligation to Repay or Restore.

(a) Except as required by law or the terms of this Agreement, no Member shall be obligated at any time to repay or restore to the Company all or any part of any distribution made to it from the Company in accordance with the terms of this Article 9.

(b) Except as required by law or the terms of this Agreement, the Member Manager shall not be obligated at any time to repay or restore to the Company all or any part of any distribution made to it from the Company.

8.4 Tax Distribution. At the discretion of the Member Manager, each Member shall be paid in cash after the end of each Fiscal Year an amount equal to the excess, if any, of (a) the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of an interest in the Company for all prior fiscal years and quarters, calculated as if (i) such Member were a natural person resident in the State of Florida and taxable at the maximum rates provided for under applicable federal and Florida state income tax laws, and (ii) allocations from the Company were the sole source of income and loss for such Member, over (b) all prior cash distributions made pursuant to this Section 9.4 and Section 9.5. Any distribution hereunder shall be treated as an advance of sums due to the Members under Section 9.5.

8.5 General Distributions. Except as otherwise set forth in Article 11 or Section 9.4, the Member Manager shall be responsible for making all determinations of amounts, timing, and type of all Distribution to Members, if any. Any such Distributions will be made as follows:

(a) In connection with any proposed distribution of cash or other property of the Company.

8.6 Withholding Obligations.

(a) If and to the extent the Company is required by law (as determined in good faith by the Member Manager) to make payments ("Tax Payments") with respect to any Member in amounts required to discharge any legal obligation of the Company or the Member Manager to make payments to any governmental authority with respect to any federal, state or local tax liability of such Member arising as a result of such Member's interest in the Company, then the amount of any such Tax Payments shall be deemed to be a loan by the Company to such Member, which loan shall: (i) be secured by such Member's interest in the Company, and (ii) be payable upon demand.

(b) If and to the extent the Company is required to make any Tax Payments with respect to any distribution to a Member, either (i) such Member's proportionate share of such distribution shall be reduced by the amount of such Tax Payments, or (ii) such Member shall pay to the Company prior to such distribution an amount of cash equal to such Tax payments. In the event a portion of a distribution in kind is retained by the Company pursuant to clause (i) above, such retained property may, in the discretion of the Manager, either (1) be distributed to the Members in accordance with the terms of this Article 9 including this subparagraph (b), and (2) be sold by the Company to generate the cash necessary to satisfy such Tax Payments. For purposes of income tax allocations

only under this Agreement, any gain or loss on such sale or exchange shall be allocated to the Member to whom the Tax Payments relate.

(c) The Member Manager shall be indemnified by each Member for any amounts of taxes, fees, or other charges withheld or remitted or required to be withheld or remitted with respect to that Member, and also for any amounts of interest, additions to tax, penalties, or other costs borne by the Company or the Member Manager in connection therewith; provided, however, that this indemnification shall not apply to the amounts charged against that Member's Interests of or Distributions to that Member. This indemnification shall apply to any amount that is collected or collectible from the Company or the Member Manager with respect to any Member under applicable law. This indemnification shall continue notwithstanding a Member ceasing to be a Member, by withdrawal or otherwise. It is expressly agreed that demand for payment by the Manager under this Section 9.6 may be made at any time (including after the withdrawal of a Member), and that the affected Person shall make such a payment and otherwise fulfill his obligations under this Section 9.6 notwithstanding that he may no longer be a Member when performance is demanded or made.

ARTICLE 9

WITHDRAWAL OF MEMBERS

9.1 Withdrawal; Definitions.

(a) Deemed Withdrawal. For purposes of this Agreement, a Member shall be deemed to have been withdrawn from the Company if such Member dies, retires, withdraws, or becomes bankrupt, incompetent, insane or permanently incapacitated.

(b) Bankrupt. A person shall be deemed bankrupt of (i) any proceeding is commenced against such person for any relief under bankruptcy or insolvency laws, or laws relating to the relief of debtors, reorganizations, arrangements, compositors, or extensions, and is not dismissed with ninety (90) days after such proceedings have been commenced, or (i) if such person commences any proceeding for relief after bankruptcy or insolvency laws or laws relating to the relief of debtors, reorganizations, arrangements, compositors or extensions.

(c) Incompetent. A person shall be deemed incompetent if such person shall be adjudged incompetent by a decree of a court by competent jurisdiction.

(d) Insane. A person shall be deemed insane if such a person shall be adjudged insane by a decree of court competent jurisdiction.

(e) Permanently Incapacitated. A person shall be deemed permanently incapacitated whenever such person is determined by competent medical authority selected by the Member Manager to be permanently incapable of carrying out his functions as a Member hereunder or has been incapable of carrying out his functions as a Member for a period of more than ninety (90) consecutive days or 120 days in a twelve-month period.

ARTICLE 10

DISSOLUTION OF COMPANY

10.1 Termination of the Company. The Company shall dissolve, and the affairs of the Company shall be wound up:

(a) One hundred eighty (180) days following the death, retirement, resignation, bankruptcy, withdrawal, insanity, expulsion, removal, or dissolution of the sole remaining Member of the Company;

(b) eight years after the last paid Contribution of a Member is received by the Company;

(c) the determination of the manager in good faith that changes in applicable law or regulation would have a material adverse effect on the continuation of the Company to comply with certain laws or

(d) any event which requires the dissolution of the Company under Florida law.

10.2 Winding up Procedures

(a) Promptly upon dissolution of the Company, the affairs of the Company shall be wound up and the Company liquidated under the direction of the Manager. The Manager shall determine all matters relating to the dissolution of the Company. The closing shall be computed as of the date of dissolution as if the date of dissolution were the last day of a Fiscal Year and then adjusted in the following manner.

(i) All assets and liabilities of the Company shall be valued as of the state of dissolution.

(ii) The Company's assets as of the date of dissolution shall be deemed to have been sold at their fair market values and the resulting Profit or loss shall be allocated to the Members in accordance with their Interests.

(b) Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Member Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell property or to make distributions in kind. All cash and property distributed in kind after the date dissolution of the Company shall be distributed in accordance with the provisions of Section 9.5(a), unless such a distribution would result in a violation of a law or regulation applicable to a Member, in which event upon receipt by the Member Manager of notice to such effect, such Member may designate, subject to the approval of the Member Manager (which approval shall not be unreasonably withheld), an alternative distribution procedure (provided such alternative distribution procedure does not prejudice any of the other Members).

10.3 Dissolution Procedures. Upon dissolution of the Company as set forth in Section 11.1:

(a) The affairs of the Company shall be wound up and terminated as provided in Section 11.2.

(b) The proceeds of liquidation shall be distributed by the Company in payment of its liabilities in the following order:

(i) to creditors, other than Members, in the order of priority established by law:

(ii) Members in repayment of loans made to, or other debts owed by the Company to such Members; and

(iii) The balance, if any, to the Member Manager and the Members in accordance with Section 9.5.

10.4 No Personal Liability. No Member shall be personally liable for any debts, liabilities, or obligations of the Company, whether to the Company, any Member or to the creditors of the Company.

ARTICLE 11

REPORTS AND FINANCIAL ACCOUNTING

11.1 Financial Records. The books of the Company shall be kept in accordance with the terms of this Agreement and otherwise in accordance with generally accepted accounting principles consistently applied. The records and books of account of the Company shall be kept at the principal place of business of the Company.

11.2 Supervision; Inspection of Books. Proper and complete books of account of the Company, copies of the Company's federal, state, and local tax returns for each fiscal year, the schedule of Members set forth on *Exhibit A* this Agreement and the Company's Articles of organization shall be kept under the supervision of the Member Manager at the principal office of the Company. Such books and records shall be open to inspection by the Members, or their accredited representatives, at any reasonable time during normal business hours after reasonable advance notice.

11.3 Annual Reports.

(a) The Company shall transmit to each Member and to each person (or such Member's or person's legal representatives) who was a Member during part of the Fiscal Year as soon as practicable after the end of a Fiscal Year of the Company an unaudited financial review of the Company prepared in accordance with the terms of this agreement.

(b) The Company shall transmit as soon as practicable after the end of a Fiscal Year of the Company such other information as may be reasonably necessary for Member's preparation of tax returns.

11.4 Tax Matters Member.

(a) The Manager shall be the Company's tax matters partner under the Code and under any comparable provision of state law (the "Tax Matters Member"). The Tax matters Member shall have full discretion to make any elections under the Code. The Tax Matters Member may resign upon 30 days written notice to Members. Upon such resignation a successor Matters Member shall employ an experienced tax council to represent the Company in connection with any audit or investigation of the Company by the Internal Revenue Service and a connection with all subsequent administrative and judicial proceedings arising out of such audit. If the Tax Matters Member is required by law or regulation to incur fees and expenses in connection with tax matters not affecting all the Members, then the Company shall be entitled to reimbursement from those Members on whose behalf such fees and expenses were incurred.

(b) The Tax Matters Member shall cause income and other required Federal, state, and local tax returns for the Company to be present and filed. The cost of the preparation if such returns (including amended returns) by outside preparers, if any shall be borne by the Company.

(c) All elections by the Company for income franchise tax purpose and all determinations for tax purposes regarding the fair market value of any Company assets, book basis, depreciation and all other manners relating to all tax returns (including amended returns) led by the Company, included tax audits, and related matters, shall be made and conducted by the Tax Matters Member.

ARTICLE 12

AMENDMENT

12.1 Amendment. Except as otherwise set forth herein or as otherwise required by law, this Agreement may be amended only with the written consent of the majority vote of Member Managers whom have a Majority in Voting Interest of the Members.

ARTICLE 13

OTHER PROVISIONS

13.1 Notice. All notices given hereunder shall be in writing. Any notice herein required to be given to the Company by any of the Members shall be deemed to have been given (i) when delivered by hand, (ii) three business days after deposited in any United States mailbox, addressed to the Company at the address set forth in Section 2.3 and sent certified registered mail, first-class postage prepaid, (iii) upon transmission by facsimile with confirmed receipt or (iv) upon confirmed delivery by overnight commercial courier service. Any written notice herein required to be given to a Member shall be deemed to have been given (i) when delivered by hand, (ii) three business days after deposited in any United States mailbox, addressed to such Member at such Member's address listed on *Exhibit A* hereto, and sent certified or registered mail, first-class postage prepaid, (iii) upon transmission by facsimile with confirmed receipt or (iv) upon confirmed delivery by overnight commercial courier service.

13.2 Counterparts. This Agreement may be executed in more than one counterpart with the same effect as if the Members executing the several counterparts have all executed one counterpart.

13.3 Binding Agreement. This Agreement shall be binding in the assignees and legal successors of the Members, and shall be governed by, and construed in accordance with the laws of the State of Florida as applied to contracts between Florida residents entered into an to be performed entirely within Florida.

13.4 Entire Agreement; Captions. This Agreement constitutes the entire agreement between the parties and supersedes all prior written and verbal agreements amount the Members with respect to the Company. Descriptive titles are used herein for convenience only and shall not be considered in the interpretation of this Agreement.

13.5 Power of Attorney. By signing this Agreement, each Member designates and appoints the Member Manager its true and lawful attorney, in its name, place and stead to make, execute, sign, and file any amendments to the Articles of Organization and such other instruments, documents, or certificates that may from time to time be required of the Company by the laws of the United States of America, the laws of the state of Florida, or any other state in which the Company shall conduct its affairs in such jurisdictions. Such attorney is not hereby granted any authority on behalf of the Members to amend this Agreement except that as attorney for each of the Members, the Member Manager shall have the authority to amend this Agreement except for each of the Members, the Member Manager shall have the authority to amend this Agreement and the Articles of Organizations (and to execute any amendment to the Agreement or the Articles of Organization on behalf of itself and as attorney-in-fact for each of the Members) as may be required to effect:

(a) Corrections or mistakes or ambiguities;

(b) Deletions or additions to the provisions hereof as maybe required by applicable law or regulation;

(c) The withdrawal or addition of a Member; or

(d) Transfers of Members' interests pursuant to Section 5.4.

This power of attorney granted by each Member shall expire as to such Member immediately after the dissolution of the Company or the amendment of the Company's *Exhibit A* to reflect the complete withdrawal of such Member as a Member of the Company.

In Witness whereof, the parties hereto have executed this Limited Liability Company Agreement of AQUEDUCT ENTERTAINMENT, LLC as of the date first above written.

Member, Member Manager:
WILLIAM MCCONNELL

By: William McConnell
William McConnell (Mar 3, 2021 16:55 EST)

Member, Member Manager:
DOUGLAS SWIM

By: [signature]
Doug Swim (Mar 3, 2021 16:23 CST)

Member:
TERRI SKELTON

By: Terri Skelton
Terri Skelton (Mar 3, 2021 16:50 EST)

In Agreement:
Director
AQUEDUCT ENTERTAINMENT, INC.

William McConnell
William McConnell (Mar 3, 2021 16:55 EST)

By: WILLIAM MCCONNELL
Title: PRESIDENT

EXHIBIT A

MEMBERS and SHAREHOLDERS EQUITY INTEREST ROSTER

NAME	ADDRESS	TELE.	EQUITY INTEREST OWNED
William McConnell MEMBER MEMBER MANAGER	4232 SW 11 STREET DEERFIELD BEACH, FL 33442	(954) 931-8379	45%
Terri Skelton MEMBER	4232 SW 11 STREET DEERFIELD BEACH, FL 33442	(954) 599-6770	10%
Douglas Swim MEMBER MEMBER MANAGER	4232 SW 11 STREET DEERFIELD BEACH, FL 33442	(405) 323-2387	45%

EXHIBIT B

MEMBERS and SHAREHOLDERS <u>VOTING</u> INTEREST ROSTER

NAME	ADDRESS	TELE.	VOTING INTEREST OWNED
William McConnell MEMBER MEMBER MANAGER	4232 SW 11 STREET DEERFIELD BEACH, FL 33442	(954) 931-8379	50%
Douglas Swim MEMBER MEMBER MANAGER	4232 SW 11 STREET DEERFIELD BEACH, FL 33442	(405) 323-2387	50%

END OF DOCUMENT
NO FURTHER TERMS OR DOCUMENTS FOLLOWING